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                          July 8, 2022

       Osvaldo Flores
       President and Chief Executive Officer
       Century Therapeutics, Inc.
       3675 Market Street
       Philadelphia, Pennsylvania 19104

                                                        Re: Century
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 1, 2022
                                                            File No. 333-265975

       Dear Mr. Flores:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Rachael Bushey